# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RadCom Ltd, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares par value NIS 0.20 per shares
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL-AVIV, Israel (L3), 6971920
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 9999999996-24-027859
Filed by CIK 0002026830
Persons authorized to receive notices and communications: MICHAEL ZISAPEL, 24 RAOUL WALLENBERG STREET, BUILDING C, 9TH FLOOR, TEL-AVIV, Israel (L3), 6971920, 972-54-7369030

## Reporting persons
- Zisapel Michael (CIK 0002026830): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 1,730,029; shared voting power 542,147; sole dispositive power 1,730,029; shared dispositive power 542,147; aggregate amount beneficially owned 2,294,738 (14% of the class)
  Comment: Items 7,8,9,10,11 and 13: See Item 5.
  
  Items 7,9 and 11: Includes options to acquire 2,248 Ordinary Shares exercisable currently or within 60 days of February 23, 2026.
- KLIL ZISAPEL: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 1,730,030; shared voting power 542,147; sole dispositive power 1,730,030; shared dispositive power 542,147; aggregate amount beneficially owned 2,294,738 (14% of the class)
  Comment: Items 7,8,9,10,11 and 13: See Item 5.
  
  Items 7,9 and 11: Includes options to acquire 2,249 Ordinary Shares exercisable currently or within 60 days of February 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 0.20 per shares
Name of issuer: RadCom Ltd
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL-AVIV, Israel (L3), 6971920
Comment: Each item of this Schedule 13D is amended and restated as provided herein.

## Item 2. Identity and Background
Name of person filing:
1. Michael Zisapel
2. Klil Zisapel
Residence or business address: 24 Raoul Wallenberg Street, Building C, Tel Aviv 6971920 Israel
Present principal occupation or employment:
1. Mr. Zisapel is a physician at Tel Aviv Sourasky Medical Center. The business address of Mr. Zisapel is 24 Raoul Wallenberg Street, Tel-Aviv, 6971920 Israel.

2. Ms. Zisapel is a writer. The business address of Ms. Zisapel is Vitkin 3, Apartment 5, Tel-Aviv 6347403, Israel.
Criminal convictions in the last five years: During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: Mr. Zisapel and Ms. Zisapel are each citizens and residents of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the securities reported on this Schedule 13D in connection with the illness and subsequent death of their father, Zohar Zisapel, co-founder, member of the Board of Directors and major shareholder of the Issuer, which occurred on May 19, 2023.

On May 18, 2023, Zohar Zisapel transferred without consideration 50% of the ownership interests in each of Michael & Klil Holdings (93) Ltd. and Lomsha Ltd. to each of the Reporting Persons, through which the Reporting Persons each hold an indirect ownership interest in an aggregate of 271,074 Ordinary Shares of the Issuer and shared voting and dispositive power with respect to an aggregate of 542,147 Ordinary Shares of the Issuer as the 50% owners of such entities.

A probate was issued by the Israeli Registrar for Matters of Succession on August 4, 2023, according to which Zohar Zisapel's assets were divided 50% to Mr. Zisapel and 50% to Ms. Zisapel. Following the completion of certain transfer requirements, the Reporting Persons now own an aggregate of 2,294,738 Ordinary Shares of the Issuer effective as of February 23, 2026 (including options to acquire 4,497 Ordinary Shares exercisable currently or within 60 days of February 23, 2026).

No funds or other consideration was used by the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis.

The Reporting Persons seek to enhance Issuer value and may take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment in the Issuer, or with regard to any material changes to the Issuer's business, corporate governance, corporate structure, or potential transactions.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Zisapel beneficially owns 1,147,369 Ordinary Shares of the Issuer, consisting of (i) 874,047 Ordinary Shares held directly by Mr. Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 2,248 Ordinary Shares exercisable within 60 days. Based on 16,405,788 Ordinary Shares of the Issuer issued and outstanding as of October 20, 2025 outstanding as of October 20, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on October 29, 2025, the Ordinary Shares beneficially owned by Mr. Zisapel represent approximately 7.0% of the Ordinary Shares of the Issuer issued and outstanding, and, together with the Ordinary Shares beneficially owned by Ms. Zisapel, as described below, represent approximately 14.0% of the Ordinary Shares of the Issuer issued and outstanding.

Ms. Zisapel beneficially owns 1,147,369 Ordinary Shares of the Issuer, consisting of (i) 874,047 Ordinary Shares held directly by Ms. Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 2,249 Ordinary Shares exercisable within 60 days. Based on 16,405,788 Ordinary Shares of the Issuer issued and outstanding as of October 20, 2025 outstanding as of October 20, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on October 29, 2025, the Ordinary Shares beneficially owned by Ms. Zisapel represent approximately 7.0% of the Ordinary Shares of the Issuer issued and outstanding, and, together with the Ordinary Shares beneficially owned by Mr. Zisapel, as described above, represent approximately 14.0% of the Ordinary Shares of the Issuer issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Zisapel has sole voting and dispositive power over 1,730,029 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Mr. Zisapel owns a 50% interest.

Ms. Zisapel has sole voting and dispositive power over 1,730,030 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Ms. Zisapel owns a 50% interest.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Mr. Zisapel and Ms. Zisapel may have shared voting and dispositive power over an aggregate of 2,294,738 Ordinary Shares.
Transactions in the class effected during the past sixty days:
During the last 60 days, the Reporting Persons have affected the following transactions in the Ordinary Shares of the Issuer:

None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Zisapel Michael: /s/ Michael Zisapel, Michael Zisapel (02/24/2026)
- KLIL ZISAPEL: /s/ Klil Zisapel, Klil Zisapel (02/24/2026)